EXHIBIT 99.1

October 27, 2011

Mr. Ken Kenworthy

GMX Resources Inc.

One Benham Place, Suite 600

9400 North Broadway

Oklahoma City, OK 73114

Dear Mr. Kenworthy:

Pursuant to your request, MHA Petroleum Consultants, Inc. (MHA) has prepared an estimate of the reserves and income attributable to certain oil and gas properties owned by GMX Resources Inc. (GMX) as of December 31, 2010. At GMX’s request, only those reserves for wells completed in reservoirs other than the Haynesville are included in this report. The subject properties are located in the states of Texas and Louisiana.

The reserve and income data have been estimated using the Securities and Exchange Commission technical guidelines, as modified at year-end 2009. Forecast oil and gas prices and all operating costs remain constant for the life of the wells. Reserve estimates and cash flow estimates are dependent on the pricing and cost parameters used in the report. Future variations in the pricing and cost parameters will cause variations in the reserve and cash flow estimates reported in the evaluation. The results of this study are summarized below.

GMX Resources Inc.

Reserves and Net Income—As of December 31, 2010

Non-Haynesville Properties

Reserve Category	Gross Oil MBBLS	Gross Gas MMCF	Net Oil MBBLS	Net Gas MMCF	BFIT Net Income M$	BFIT Net Income Disc @10% M$
Proved Developed Producing	1,530.4	122,598.6	702.8	53,236.4	125,199.8	71,855.7
Proved Non Producing	59.1	2,147.9	34.4	1,097.8	2,846.0	1,375.4
Proved Behind Pipe	775.4	49,228.3	483.6	23,563.0	89,384.6	24,777.2
Total Proved	2,364.9	173,974.8	1,220.8	77,897.2	217,430.4	98,008.3

Numbers in the above table may not exactly match economic output due to rounding.

730 17th Street, Suite 410 Denver, Colorado 80202 USA Telephone: 303-277-0270 Fax: 303-277-0276

The future net revenue in this report was based on net hydrocarbon volume sold multiplied by the appropriate price. Expenses include severance and ad valorem taxes, and the normal cost of operating the wells. Future net cash flow is future net revenue minus expenses and any development costs. The future net cash flow has not been adjusted for outstanding loans, which may exist, nor does it include any adjustments for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserve Estimates

Reserve estimates included in this study were assigned on the basis of the Securities and Exchange Commission definitions (as of year-end 2009). These definitions are included in the section of this report titled Reserve Definitions.

The reserve estimates included in this study were estimated by performance methods, volumetric methods and comparisons with analogous wells, where applicable. The reserves estimated by the performance method utilized extrapolations of historical production data. The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

At GMX’s request, only those reserves for wells completed in reservoirs other than the Haynesville are included in this report.

Prices and Costs

The hydrocarbon prices used in the report are averages from the first day of the month for the 12 months of 2009. These values are shown in the table below.

Year	Oil Price $/Bbl	Gas Price $/MMBTU
2010 and later	$79.43	$4.38

Adjustments to the pricing shown were made at a lease level based on differentials to the posted prices due to hydrocarbon quality, transportation fees, contract terms, etc.

Operating costs used in the report were provided by GMX. Adjustments were made if applicable to reflect changing well counts in unitized fields. All operating costs were held constant over the life of the properties with no future escalation. These costs were not independently verified by MHA, but were checked for reasonableness.

Mr. Ken Kenworthy

October 27, 2011

Development costs used in the report were provided by GMX and are based on internal authority for expenditures (AFE’s) for the development projects or actual costs for similar development projects. These costs were not independently verified by MHA, but were checked for reasonableness.

Production taxes were applied per current regulatory standards, including credits given for Cotton Valley and Haynesville wells referred to as “high cost gas wells”. These are wells that are considered “tight formation gas wells” with drilling and completion costs in excess of the median value as defined by the State of Texas.

For the purposes of this report, we did not perform any field inspection of properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

Abandonment costs net of salvage value were included in the runs, and were incurred at the end of the economic life of each well. No deductions were made for indirect costs such as loan repayments, interest expenses, and exploration and development prepayments.

Qualifications

The primary person responsible for the reserve estimates contained herein is Mr. John Arsenault. Mr. Arsenault is a Vice President with MHA, and has approximately 25 years of direct industry engineering experience, 11 of which have been specifically related to reserves estimation. He obtained a B. Sc. in Petroleum Engineering from the Colorado School of Mines in 1985, and is a member of the Society of Petroleum Engineers.

Statement of Risk

The accuracy of reserve and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, revisions may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision. It is MHA’s opinion that the estimated proven reserves and other reserve information as specified in this report are reasonable, and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles, as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, promulgated by the Society of Petroleum Engineers.

Mr. Ken Kenworthy

October 27, 2011

Sincerely

/s/ John W. Arsenault
John W. Arsenault

Mr. Ken Kenworthy

October 27, 2011